Mail Stop 3720

      							February 13, 2006


Via U.S. Mail and Fax (403-266-5732)

Mr. Riaz Sumar
Chief Financial Officer
TransAKT Corp.
Suite 260, 1414- 8th Street S.W.
Calgary, Alberta
Canada, T2R 1J6

	Re:	TransAKT Corp.
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50392

Dear Mr. Sumar:

      We have reviewed your supplemental response letters dated January 25 and February 3, 2006 as well as your filing, and have the following comments. As noted in our comment letter dated November 18, 2006, we have limited our review to your financial statements and related disclosures and not intend to expand our review to other portions of your documents.
1. Disclose in a footnote the functional and reporting currencies you utilized in preparing your financial statements. Also, present prominently your reporting currency on the face of the financial statements.
2. We have read and considered your response to comment 4 and the supplemental information provided in your letter dated February 3, 2006. We object to the use of 30% discount to your share prices in calculating the purchase price of IPM based on the guidance under paragraph 22 of SFAS 141. As such, please revise your 2004 Form 20-F accordingly and advise us.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Riaz Sumar
TransAKT Corp.
February 13, 2006
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